                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    ---------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)(1)


                              PRIMIX SOLUTIONS INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    68272R108
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                with a copies to:

Mr. Martin Mengwall                                    Helen H. Ra, Esq.
Avix Ventures, L.P.                                    McDermott, Will & Emery
160 West 66th Street, Suite 47D                        28 State Street
New York, NY  10023                                    Boston, MA  02109
Tel. No.: (212) 579-6965                               Tel. (617) 535-4060
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                DECEMBER 29, 2000
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 16 Pages)


--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

CUSIP No. 68272R108               SCHEDULE 13D                     Page 2 of 16

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     AVIX VENTURES, L.P.

-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  [X]
                                                                      (b)  [ ]
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS                                                        PF
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [  ]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION                              DELAWARE
-------------------------------------------------------------------------------
                               7    SOLE VOTING POWER                 0 SHARES
NUMBER OF SHARES
BENEFICIALLY                   ------------------------------------------------
OWNED BY EACH                  8    SHARED VOTING POWER         748,871 SHARES
REPORTING PERSON
WITH                           ------------------------------------------------
                               9    SOLE DISPOSITIVE POWER            0 SHARES

                               ------------------------------------------------
                               10   SHARED DISPOSITIVE POWER    748,871 SHARES

-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                748,871 SHARES
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [  ]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   4.1%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                                               PN
-------------------------------------------------------------------------------

CUSIP No. 68272R108               SCHEDULE 13D                     Page 3 of 16

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     AVIX ASSOCIATES, L.P., AS GENERAL PARTNER OF AVIX VENTURES, L.P.

-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  [X]
                                                                      (b)  [ ]
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS                                                        AF
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [  ]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION                             DELAWARE
-------------------------------------------------------------------------------
                               7    SOLE VOTING POWER                 0 SHARES
NUMBER OF SHARES
BENEFICIALLY                   ------------------------------------------------
OWNED BY EACH                  8    SHARED VOTING POWER         748,871 SHARES
REPORTING PERSON
WITH                           ------------------------------------------------
                               9    SOLE DISPOSITIVE POWER            0 SHARES

                               ------------------------------------------------
                               10   SHARED DISPOSITIVE POWER    748,871 SHARES

-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                748,871 SHARES
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [  ]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   4.1%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                                               PN
-------------------------------------------------------------------------------

CUSIP No. 68272R108               SCHEDULE 13D                     Page 4 of 16

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     AZZOUZ LIMITED PARTNERSHIP

-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  [X]
                                                                      (b)  [ ]
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS                                           OO (SEE ITEM 5)
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [  ]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION                              NEVADA
-------------------------------------------------------------------------------
                               7    SOLE VOTING POWER                 0 SHARES
NUMBER OF SHARES
BENEFICIALLY                   ------------------------------------------------
OWNED BY EACH                  8    SHARED VOTING POWER       3,500,000 SHARES
REPORTING PERSON
WITH                           ------------------------------------------------
                               9    SOLE DISPOSITIVE POWER            0 SHARES

                               ------------------------------------------------
                               10   SHARED DISPOSITIVE POWER  3,500,000 SHARES

-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                              3,500,000 SHARES
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [  ]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  19.4%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                                               PN
-------------------------------------------------------------------------------

CUSIP No. 68272R108               SCHEDULE 13D                     Page 5 of 16

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     AZZOUZ HOLDING CORP., AS GENERAL PARTNER OF AZZOUZ LIMITED PARTNERSHIP
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  [X]
                                                                      (b)  [ ]
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS                                           OO (SEE ITEM 5)
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                   [  ]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION                              NEVADA
-------------------------------------------------------------------------------
                               7    SOLE VOTING POWER                 0 SHARES
NUMBER OF SHARES
BENEFICIALLY                   ------------------------------------------------
OWNED BY EACH                  8    SHARED VOTING POWER       3,500,000 SHARES
REPORTING PERSON
WITH                           ------------------------------------------------
                               9    SOLE DISPOSITIVE POWER            0 SHARES

                               ------------------------------------------------
                               10   SHARED DISPOSITIVE POWER  3,500,000 SHARES

-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                              3,500,000 SHARES
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [  ]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  19.4%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                                               CO
-------------------------------------------------------------------------------

CUSIP No. 68272R108               SCHEDULE 13D                     Page 6 of 16

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     SABRINA AZZOUZ, AS CONTROLLING SHAREHOLDER OF AZZOUZ HOLDING CORP.
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  [X]
                                                                      (b)  [ ]
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS                                           OO (SEE ITEM 5)
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [  ]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION             UNITED STATES OF AMERICA
-------------------------------------------------------------------------------
                               7    SOLE VOTING POWER                 0 SHARES
NUMBER OF SHARES
BENEFICIALLY                   ------------------------------------------------
OWNED BY EACH                  8    SHARED VOTING POWER       3,500,000 SHARES
REPORTING PERSON
WITH                           ------------------------------------------------
                               9    SOLE DISPOSITIVE POWER            0 SHARES

                               ------------------------------------------------
                               10   SHARED DISPOSITIVE POWER  3,500,000 SHARES
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                              3,500,000 SHARES
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [  ]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   19.4%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                                               IN
-------------------------------------------------------------------------------

CUSIP No. 68272R108               SCHEDULE 13D                     Page 7 of 16

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     KEVIN AZZOUZ, AS GENERAL PARTNER OF AVIX ASSOCIATES, L.P. AND CONTROLLING SHAREHOLDER OF AZZOUZ HOLDING CORP.
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  [X]
                                                                      (b)  [ ]
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS                                       AF, OO (SEE ITEM 5)
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [  ]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION             UNITED STATES OF AMERICA
-------------------------------------------------------------------------------
                               7    SOLE VOTING POWER                 0 SHARES
NUMBER OF SHARES
BENEFICIALLY                   ------------------------------------------------
OWNED BY EACH                  8    SHARED VOTING POWER       4,248,871 SHARES
REPORTING PERSON
WITH                           ------------------------------------------------
                               9    SOLE DISPOSITIVE POWER            0 SHARES

                               ------------------------------------------------
                               10   SHARED DISPOSITIVE POWER  4,248,871 SHARES
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                              4,248,871 SHARES
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [  ]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  23.5%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                                               IN
-------------------------------------------------------------------------------

CUSIP No. 68272R108               SCHEDULE 13D                     Page 8 of 16

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     LENNART MENGWALL, INDIVIDUALLY AND AS GENERAL PARTNER OF AVIX ASSOCIATES, L.P.
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  [X]
                                                                      (b)  [ ]
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS                                       AF, PF (SEE ITEM 5)
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [  ]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION                               SWEDEN
-------------------------------------------------------------------------------
                               7    SOLE VOTING POWER         3,991,000 SHARES
NUMBER OF SHARES
BENEFICIALLY                   ------------------------------------------------
OWNED BY EACH                  8    SHARED VOTING POWER         748,871 SHARES
REPORTING PERSON
WITH                           ------------------------------------------------
                               9    SOLE DISPOSITIVE POWER    3,991,000 SHARES

                               ------------------------------------------------
                               10   SHARED DISPOSITIVE POWER    748,871 SHARES
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                              4,739,871 SHARES
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [  ]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  26.2%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                                               IN
-------------------------------------------------------------------------------

CUSIP No. 68272R108               SCHEDULE 13D                     Page 9 of 16

PRELIMINARY NOTE

         This Amendment No. 2 to Schedule 13D ("Amendment No. 2") amends the
Schedule 13D and Amendment No. 1 thereto (the "Schedule 13D") filed jointly on behalf of a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), consisting of Avix Ventures, L.P., Avix Associates, L.P., Azzouz Limited Partnership, Azzouz Holding Corp., Kevin Azzouz, Sabrina Azzouz and Lennart Mengwall (collectively, the "Reporting Persons") with respect to the common stock, par value $.001 per share (the "Common Stock"), of Primix Solutions Inc. (f/k/a OneWave, Inc.), a Delaware corporation (the "Issuer"). Any defined terms used in this Amendment No. 2 but not defined herein shall have the meanings previously set forth in the Schedule 13D.

         The Reporting Persons may be deemed to be acting together for purposes of acquiring, holding, voting or disposing of shares of Common Stock, within the meaning of Section 13(d) of the Exchange Act and Rule 13d-5 promulgated thereunder. An Agreement to File a Joint Statement on Schedule 13D among the Reporting Persons authorizing that this Schedule 13D be filed on behalf of each of them is annexed as Exhibit 1 to this Amendment No. 2.


ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 is hereby amended and restated to read, in its entirety, as follows:

         (a), (b) & (c): This Schedule 13D is filed on behalf of the Reporting Persons named in the Preliminary Note above. The following table sets forth the name, the State or other place of organization, the principal business, the address of such principal business and the address of the principal office of each of Avix Ventures, L.P., Avix Associates, L.P., Azzouz Limited Partnership and Azzouz Holding Corp. Further, the following table sets forth the names, addresses, principal occupation and citizenship of Kevin Azzouz, Sabrina Azzouz and Lennart Mengwall.

  --------------------------------------- ----------------------------------
  Name:                                   Avix Ventures, L.P.
  State of Organization:                  Delaware
  Principal Business:                     Venture capital investment
  Address of Principal Business/Office:   160 West 66th Street, Suite 47D
                                          New York, NY 10023

  --------------------------------------- ----------------------------------
  --------------------------------------- ----------------------------------
  Name:                                   Avix Associates, L.P.
  State of Organization:                  Delaware
  Principal Business:                     Venture capital investment
  Address of Principal Business/Office:   160 West 66th Street, Suite 47D
                                          New York, NY 10023

  --------------------------------------- ----------------------------------
  --------------------------------------- ----------------------------------
  Name:                                   Azzouz Limited Partnership
  State of Organization:                  Nevada
  Principal Business:                     Private investor
  Address of Principal Business/Office:   P.O. Box 50401
                                          Henderson, Nevada 89016
  --------------------------------------- ----------------------------------

CUSIP No. 68272R108               SCHEDULE 13D                    Page 10 of 16


  -------------------------------------------- ----------------------------------------
  Name:                                        Azzouz Holding Corp.
  State of Organization:                       Nevada
  Principal Business:                          Private investor
  Address of Principal Business/Office:        P.O. Box 50401
                                               Henderson, Nevada 89016
  -------------------------------------------- -----------------------------------------
  -------------------------------------------- -----------------------------------------
  Name:                                        Kevin Azzouz
  Principal Business or Residential Address:   12326 Park Avenue
                                               Windermere, Florida 34786
  Principal Occupation or employment:          Private investor and Co-Chief Executive
                                               Officer of Primix Solutions Inc.
  Citizenship:                                 United States of America
  -------------------------------------------- -----------------------------------------
  -------------------------------------------- -----------------------------------------
  Name:                                        Sabrina Azzouz
  Principal Business or Residential Address:   12326 Park Avenue
                                               Windermere, Florida 34786
  Principal Occupation or employment:          Private investor
  Citizenship:                                 United States of America
  -------------------------------------------- -----------------------------------------
  -------------------------------------------- -----------------------------------------
  Name:                                        Lennart Mengwall
  Principal Business or Residential Address:   20 Shady Acres
                                               Darien, Connecticut 06820
  Principal Occupation or employment:          Private investor and Co-Chief Executive
                                               Officer of Primix Solutions Inc.
  Citizenship:                                 Sweden
  -------------------------------------------- -----------------------------------------


         (d) - (e): During the five years prior to the date hereof, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 is hereby amended and restated to read, in its entirety, as follows:

         On April 22, 1997, Avix Ventures, L.P. entered into an agreement (the "Agreement") with each of Mr. Sundar Subramaniam, J&S Partnership, Harrington Trust Limited, as Trustee of the Appleby Trust, and Legacy Investment Partnership (collectively, the "Sellers"), to purchase an aggregate of Seven Million Seven Hundred Forty-Eight Thousand Eight Hundred Seventy-One (7,748,871) shares of Common Stock of the Issuer with personal funds. As reported on the Statement on Schedule 13D filed on May 2, 1997 (as amended on June 24, 1997), each of the Reporting Persons named therein entered into the Agreement to acquire such shares of Common Stock for investment purposes.

         On April 24, 1997, in connection with the Agreement, Legacy Investment Partnership informed the Issuer by letter of its intent to nominate, at the next scheduled annual meeting of the stockholders of the Issuer, for a slate of directors consisting of Mr. Kevin Azzouz and Mr. Lennart Mengwall, general partners of Avix Associates, L.P., and to adopt any amendments to the By-laws of the Issuer as may be necessary to accomplish such action.

CUSIP No. 68272R108               SCHEDULE 13D                    Page 11 of 16

         On May 7, 1997, at the annual meeting of the stockholders of the Issuer, each of Messrs. Azzouz and Mengwall, general partners of Avix Associates, L.P., were elected to the Issuer's Board of Directors. Also on May 7, 1997, each of Messrs. Azzouz and Mengwall entered into a letter agreement with the Issuer's Board of Directors pursuant to which they agreed to resign from the Issuer's Board of Directors in the event that the closing of the transactions contemplated by the Agreement did not occur on or before June 14, 1997.

         On June 5, 1997, the closing of the transactions contemplated by the Agreement occurred.

         On June 9, 1997, Klaus P. Besier, Chairman of the Board of Directors and Chief Executive Officer of the Issuer, and Mark J. Gallagher, Chief Financial Officer of the Issuer, resigned from their respective positions. On such date, the Board of Directors appointed Mr. Mengwall as Chairman of the Board of Directors and Mr. Azzouz as Acting Chief Executive Officer. At present, Messrs. Azzouz and Mengwall are each members of the Board of Directors and serve as Co-Chief Executive Officers of the Issuer.

         On December 29, 2000, Avix Ventures, L.P. distributed an aggregate of 7,000,000 shares of Common Stock pro rata to each of its limited partners, Azzouz Limited Partnership (3,500,000 shares) and Mengwall Limited Partnership (3,500,000), and Mengwall Limited Partnership in turn distributed 3,500,000 shares to Lennart Mengwall, its sole general partner. Kevin Azzouz and Sabrina Azzouz are controlling shareholders and executive officers of Azzouz Holding Corp., the general partner of Azzouz Limited Partnership.

         As a result of the transactions and events described above, the Reporting Persons may be deemed to be able to exercise significant influence over the management and strategic direction of the Issuer.

         Although the Reporting Persons have not formulated any definitive plans other than those set forth above, they may from time to time acquire, or dispose of, Common Stock and/or other securities of the Issuer if and when they deem it appropriate, subject to the restrictions imposed by Section 16 of the Securities Exchange Act of 1934, as amended (the "Act"). The Reporting Persons may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

         Except as indicated in this Schedule 13D, including this Item 4, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the other matters described in subparagraphs (a) through
(j) of Item 4 of Schedule 13D. In the future, however, each of the Reporting Persons reserves the right to adopt such plans or proposals.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is hereby amended and restated to read, in its entirety, as follows:

         (a) The group comprised of the Reporting Persons may be deemed to have beneficial ownership of 8,239,871 shares (constituting 45.6% of the outstanding shares) of Common Stock. Azzouz Limited Partnership, Azzouz Holding Corp. and Sabrina Azzouz disclaim beneficial ownership of 748,871 shares of Common Stock beneficially by Avix Ventures, L.P., Avix Associates, L.P., Kevin Azzouz and Lennart Mengwall. Azzouz Limited Partnership, Azzouz Holding Corp., Kevin Azzouz and Sabrina Azzouz disclaim beneficial ownership of 3,991,000 shares of Common Stock beneficially owned by Lennart Mengwall. Lennart Mengwall disclaims beneficial ownership of 3,500,000 shares of Common Stock beneficially owned by Azzouz Limited Partnership, Azzouz Holding Corp., Kevin Azzouz and Sabrina Azzouz.

CUSIP No. 68272R108               SCHEDULE 13D                    Page 12 of 16

(b) The number and percentage of shares of Common Stock beneficially owned by each Reporting Person, along with the number of shares as to which each Reporting Person has sole or shared power to vote or direct the vote and sole or shared power to dispose or direct the disposition is set forth below:



----------------------------- --------------------------- ------------------------- -------------------------

                               NUMBER AND PERCENTAGE OF    NUMBER OF SHARES WITH     NUMBER OF SHARES WITH
            NAME              SHARES BENEFICIALLY OWNED    SOLE POWER TO VOTE OR    SHARED POWER TO VOTE OR
                                                              DIRECT THE VOTE            DIRECT TO VOTE
----------------------------- --------------------------- ------------------------- -------------------------
----------------------------- --------------------------- ------------------------- -------------------------
Avix Ventures, L.P.                    748,871                       0                      748,871
                                        (4.1%)                                               (4.1%)

----------------------------- --------------------------- ------------------------- -------------------------
----------------------------- --------------------------- ------------------------- -------------------------
Avix Associates, L.P.                  748,871                       0                      748,871
                                        (4.1%)                                               (4.1%)

----------------------------- --------------------------- ------------------------- -------------------------
----------------------------- --------------------------- ------------------------- -------------------------
Azzouz Limited Partnership            3,500,000                      0                     3,500,000
                                       (19.4%)                                              (19.4%)

----------------------------- --------------------------- ------------------------- -------------------------
----------------------------- --------------------------- ------------------------- -------------------------
Azzouz Holding Corp.                  3,500,000                      0                     3,500,000
                                       (19.4%)                                              (19.4%)

----------------------------- --------------------------- ------------------------- -------------------------
----------------------------- --------------------------- ------------------------- -------------------------
Sabrina Azzouz                        3,500,000                      0                     3,500,000
                                       (19.4%)                                              (19.4%)

----------------------------- --------------------------- ------------------------- -------------------------
----------------------------- --------------------------- ------------------------- -------------------------
Kevin Azzouz                          4,248,871                      0                     4,248,871
                                       (23.5%)                                              (23.5%)

----------------------------- --------------------------- ------------------------- -------------------------
----------------------------- --------------------------- ------------------------- -------------------------
Lennart Mengwall                      4,739,871                  3,991,000                  748,871
                                       (26.2%)                    (22.1%)                    (4.1%)
----------------------------- --------------------------- ------------------------- -------------------------


         (c) On April 22, 1997, Avix Ventures, L.P. entered into the Agreement with the Sellers to purchase an aggregate of Seven Million Seven Hundred Forty Eight Thousand Eight Hundred Seventy One (7,748,871) shares of Common Stock of the Issuer with personal funds. The closing of the sale and purchase of the aforementioned shares of Common Stock was consummated on June 5, 1997.

         On December 29, 2000, Avix Ventures, L.P. distributed an aggregate of 7,000,000 shares of Common Stock pro rata to each of its limited partners, Azzouz Limited Partnership (3,500,000 shares) and Mengwall Limited Partnership (3,500,000 shares), and Mengwall Limited Partnership in turn distributed 3,500,000 shares to Lennart Mengwall, its sole general partner. Kevin Azzouz and Sabrina Azzouz are married and are each controlling shareholders and executive officers of Azzouz Holding Corp., the general partner of Azzouz Limited Partnership.

         On December 29, 2000, Lennart Mengwall also acquired 185,000 shares of Common Stock with personal funds.

         (d) To the knowledge of the Reporting Persons, no person other than each of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Common Stock owned by each of the respective Reporting Persons.

CUSIP No. 68272R108               SCHEDULE 13D                    Page 13 of 16

         (e) On December 29, 2000, each of Avix Ventures, L.P. and Avix Associates, L.P. ceased to be the beneficial owner of more than five percent (5%) of the outstanding shares of Common Stock of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1: Agreement to File a Joint Statement on Schedule 13D among the Reporting Persons

CUSIP No. 68272R108               SCHEDULE 13D                    Page 14 of 16

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 23, 2001
                                AVIX VENTURES, L.P.
                                By:  AVIX ASSOCIATES, L.P. its general partner


                                By: /s/ Lennart Mengwall
                                    -----------------------------
                                Name:  Lennart Mengwall
                                Title:   General Partner

                                AVIX ASSOCIATES, L.P.


                                By: /s/ Lennart Mengwall
                                    -----------------------------
                                Name:  Lennart Mengwall
                                Title:    General Partner

                                AZZOUZ LIMITED PARTNERSHIP
                                By:  Azzouz Holding Corp., its general partner


                                By: /s/ Kevin Azzouz
                                    -----------------------------
                                Name:  Kevin Azzouz
                                Title:    President

                                AZZOUZ HOLDING CORP.


                                By: /s/ Kevin Azzouz
                                    -----------------------------
                                Name:  Kevin Azzouz
                                Title:    President


                                By: /s/ Kevin Azzouz
                                    -----------------------------
                                Name:  Kevin Azzouz, as a General Partner of
                                Avix Associates, L.P. and Controlling
                                Shareholder of Azzouz Holding Corp.



                                By: /s/ Lennart Mengwall
                                    -----------------------------
                                Name: Lennart Mengwall individually and as a General Partner of Avix Associates, L.P.



                                By: /s/ Sabrina Azzouz
                                    -----------------------------
                                Name:  Sabrina Azzouz, as Controlling
                                Shareholder of Azzouz Holding Corp.

CUSIP No. 68272R108               SCHEDULE 13D                    Page 15 of 16

                                  EXHIBIT INDEX


---------------- ------------------------------------------------------------------------------- ---------------------
                                                                                                     Sequentially
    EXHIBIT                                                                                         NUMBERED PAGE
---------------- ------------------------------------------------------------------------------- ---------------------
---------------- ------------------------------------------------------------------------------- ---------------------
Exhibit 1:       Agreement to File a Joint Statement on Schedule 13D among the Reporting                  16
                 Persons
---------------- ------------------------------------------------------------------------------- ---------------------


CUSIP No. 68272R108               SCHEDULE 13D                    Page 16 of 16

                                                                     EXHIBIT 1

               AGREEMENT TO FILE A JOINT STATEMENT ON SCHEDULE 13D

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $.001 per share, of Primix Solutions Inc. (f/k/a OneWave, Inc.), a Delaware corporation, and further agrees that this Agreement to File a Joint Statement on Schedule 13D be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Agreement to File a Joint Statement on Schedule 13D this ____ day of March, 2001.

                               AVIX VENTURES, L.P.
                               By:  AVIX ASSOCIATES, L.P. its general partner


                               By: /s/ Lennart Mengwall
                                   -----------------------------
                               Name:  Lennart Mengwall
                               Title:   General Partner

                               AVIX ASSOCIATES, L.P.


                               By: /s/ Lennart Mengwall
                                   -----------------------------
                               Name:  Lennart Mengwall
                               Title:    General Partner

                               AZZOUZ LIMITED PARTNERSHIP
                               By:  Azzouz Holding Corp., its general partner


                               By: /s/ Kevin Azzouz
                                   -----------------------------
                               Name:  Kevin Azzouz
                               Title:    President

                               AZZOUZ HOLDING CORP.


                               By: /s/ Kevin Azzouz
                                   -----------------------------
                               Name:  Kevin Azzouz
                               Title:    President


                               By: /s/ Kevin Azzouz
                                   -----------------------------
                               Name: Kevin Azzouz, as a General Partner of Avix Associates, L.P. and Controlling Shareholder of Azzouz Holding Corp.


                               By: /s/ Lennart Mengwall
                                   -----------------------------
                               Name: Lennart Mengwall individually and as a General Partner of Avix Associates, L.P.


                               By: /s/ Sabrina Azzouz
                                   -----------------------------
                               Name:  Sabrina Azzouz, as Controlling
                               Shareholder of Azzouz Holding Corp.